                                   EXHIBIT 11

          CHILDTIME LEARNING CENTERS, INC. AND CONSOLIDATED SUBSIDIARY
                       COMPUTATION OF EARNINGS PER SHARE




                                                                   Sixteen Weeks Ended
                                                             --------------------------------
                                                               July 19,              July 21,
                                                                1996                   1995
                                                             ------------          ----------
Net income                                                  $ 1,386,364            $  801,777
Accretion to fair value of common stock
  purchase warrant                                                    0                     0
                                                            -----------            ----------
Net income available to common stock                        $ 1,386,364               801,777
                                                            ===========            ==========

Weighted average shares outstanding                           5,429,322             3,297,811
                                                            ===========            ==========

Earnings per share                                          $      0.26                  0.24
                                                            ===========            ==========



Net income                                                                         $  801,777
                                                                                   ==========

Weighted average shares outstanding                                                 3,297,811
Shares applicable to common stock
  purchase warrant                                                                    201,511
                                                                                   ----------
Total                                                                               3,499,322
                                                                                   ==========

Earnings per share                                                                 $     0.23
                                                                                   ==========



Most dilutive result                                        $      0.26            $     0.23
                                                            ===========            ==========



    Note:
    Pursuant to Emerging Task Force Abstract 88-9, "Put Warrants", earnings per share is the most dilutive result of two different calculations provided in the above table.

    The first calculation above, calculates earnings per share by subtracting the accretion to fair value for the common stock purchase warrant from net income and dividing the result by the weighted average shares outstanding, not considering the exercise of the common stock purchase warrant.

    The second calculation above calculates earnings per share by dividing net income by the weighted average shares outstanding, assuming exercise of the common stock purchase warrant,. Until the earlier of January 5, 1996 or the effectiveness of the registration statement relating to the Company's initial public offering of Common Stock, the warrant holder had the right to put the common stock purchase warrant to the Company under terms defined in the agreement. Accordingly, after January 5, 1996, the second calculation above is not applicable.